FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         October 8, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: October 8, 2003

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will,"
"would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

Paris, October 7, 2003 - In March 2001, ten current and former employees of Marriott Management Services, Inc., which later became Sodexho Marriott Services, Inc. and is now Sodexho, Inc. filed a lawsuit alleging that they and other African-American salaried employees were discriminated against on the basis of their race. The plaintiffs' complaint alleges unspecified damages on behalf of a class of over 2,600 current and former employees of Sodexho, Inc. relating to the period commencing March 27, 1998.

This lawsuit is not new and Sodexho informed the financial community of it in a timely manner.

In June 2002, the district court for the District of Columbia certified the case as a class action.

Yesterday the Supreme Court declined to review the technical standards for certification of the class. This was not a decision about the merits of the case.

Sodexho firmly denies the plaintiffs' allegations of racial discrimination and considers this case is entirely without merit. Since its creation, Sodexho has never tolerated any form of discrimination and has always been vigilant in offering each of its employees an equal opportunity.


About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.6 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.






Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18 - Fax : + 33 (1) 30 85 52 32
E-mail: jerome.chambin@sodexhoalliance.com

Investors Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 29 39 -  Fax : +33 (1) 30 85 50 05
E-mail : jean-jacques.vironda@sodexhoalliance.com


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